                                                             UNITED STATES
                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549
                                                             SCHEDULE 13D
                                               Under the Securities Exchange Act of 1934

                                                         DIGITAL IMPACT, INC.
-----------------------------------------------------------------------------------------------------------------------------------
                                                           (Name of Issuer)

                                                             COMMON STOCK
                                                           $0.001 PAR VALUE
-----------------------------------------------------------------------------------------------------------------------------------
                                                    (Title of Class of Securities)

                                                              25385G 10 6
-----------------------------------------------------------------------------------------------------------------------------------
                                                            (CUSIP Number)

                                                              Jerry Jones
                                                          Acxiom Corporation
                                                          #1 Information Way
                                                            P. O. Box 8180
                                                      Little Rock, Arkansas 72203
                                                       Telephone: (501) 342-1000

                                                               Copy to:
                                                             John Fletcher
                                                            Goodloe Partee
                                                            Kutak Rock LLP
                                                   425 W. Capitol Avenue, Suite 1100
                                                      Little Rock, Arkansas 72201
                                                       Telephone: (501) 975-3000
-----------------------------------------------------------------------------------------------------------------------------------
                                             (Name, Address and Telephone Number of Person
                                           Authorized to Receive Notices and Communications)

                                                            March 25, 2005
-----------------------------------------------------------------------------------------------------------------------------------
                                        (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25385G 10 6                                                                              Page 2 of 9 Pages

---------------------------------------------------------------------------------------------------------------------
       1.  Name of Reporting Person:               I.R.S. Identification Nos. of above persons (entities only):

           ACXIOM CORPORATION                      71-0581897

---------------------------------------------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions):
           (a)  |_|
           (b)  |_|

---------------------------------------------------------------------------------------------------------------------
       3.  SEC Use Only:

---------------------------------------------------------------------------------------------------------------------
       4.  Source of Funds (See Instructions):
           WC & BK

---------------------------------------------------------------------------------------------------------------------
       5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): |_|

---------------------------------------------------------------------------------------------------------------------
       6.  Citizenship or Place of Organization:
           DELAWARE

                 ¦
                 ¦    7.  Sole Voting Power:
                 ¦        0
                 ¦
                 ¦        ------------------------------------------------------------------------------------
   Number of     ¦    8.  Shared Voting Power:
    Shares       ¦        0
 Beneficially    ¦
    Owned        ¦        ------------------------------------------------------------------------------------
   By Each       ¦    9.  Sole Dispositive Power:
  Reporting      ¦        0
 Person With     ¦
                 ¦        ------------------------------------------------------------------------------------
                 ¦    10. Shared Dispositive Power:
                 ¦        5,138,461*
                 ¦

---------------------------------------------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           5,138,461*

---------------------------------------------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           |_| N/A

---------------------------------------------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):
           13.7%**

---------------------------------------------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):
           CO
---------------------------------------------------------------------------------------------------------------------

-----------------------------
*  Beneficial  ownership of the common  stock  referred to herein is being  reported  hereunder  solely  because the reporting  person  may be deemed  to have  beneficial  ownership  of such  shares  as a result of the  Stockholder's
Agreements  described  in Items 3, 4 and 5 hereof.  Neither the filing of this  Schedule 13D nor any of its contents shall be deemed to  constitute  an  admission  by  Acxiom  Corporation  or Adam  Merger  corporation  that it is the beneficial  owner of any of the common  stock  referred to herein for  purposes of Section  13(d) of the  Securities
Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**       Based on  37,406,514  shares  of common  stock of  Digital  Impact,  Inc.  outstanding  as set forth in the
Schedule 14d-9 filed by Digital Impact, Inc. with the Securities and Exchange Commission on April 1, 2005.

CUSIP No. 25385G 10 6                                                                              Page 3 of 9 Pages

---------------------------------------------------------------------------------------------------------------------
     1.    Name of Reporting Person:                     I.R.S. Identification Nos. of above persons (entities
                                                         only):
           ADAM MERGER CORPORATION
                                                         Applied For
---------------------------------------------------------------------------------------------------------------------

     2.    Check the Appropriate Box if a Member of a Group (See Instructions):
           (a)   |_|
           (b)   |_|

---------------------------------------------------------------------------------------------------------------------
     3.    SEC Use Only:

---------------------------------------------------------------------------------------------------------------------
     4.    Source of Funds (See Instructions):
           AF

---------------------------------------------------------------------------------------------------------------------
     5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): |_|

---------------------------------------------------------------------------------------------------------------------
     6.    Citizenship or Place of Organization:
           DELAWARE

                 ¦
                 ¦    7.  Sole Voting Power:
                 ¦        0
                 ¦
                 ¦        ------------------------------------------------------------------------------------
   Number of     ¦    8.  Shared Voting Power:
    Shares       ¦        0
 Beneficially    ¦
    Owned        ¦        ------------------------------------------------------------------------------------
   By Each       ¦    9.  Sole Dispositive Power:
  Reporting      ¦        0
 Person With     ¦
                 ¦        ------------------------------------------------------------------------------------
                 ¦    10. Shared Dispositive Power:
                 ¦        5,138,461*
                 ¦

---------------------------------------------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
           5,138,461*

---------------------------------------------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           |_| N/A

---------------------------------------------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11):
           13.7%**
---------------------------------------------------------------------------------------------------------------------

    14.    Type of Reporting Person (See Instructions):
           CO
---------------------------------------------------------------------------------------------------------------------

CUSIP No. 25385G 10 6                                                                              Page 4 of 9 Pages

---------------------

*  Beneficial  ownership of the common  stock  referred to herein is being  reported  hereunder  solely  because the reporting  person  may be deemed  to have  beneficial  ownership  of such  shares  as a result of the  Stockholder's
Agreements  described  in Items 3, 4 and 5 hereof.  Neither the filing of this  Schedule 13D nor any of its contents shall be deemed to  constitute  an  admission  by  Acxiom  Corporation  or Adam  Merger  corporation  that it is the beneficial  owner of any of the common  stock  referred to herein for  purposes of Section  13(d) of the  Securities
Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**       Based on  37,406,514  shares  of common  stock of  Digital  Impact,  Inc.  outstanding  as set forth in the
Schedule 14d-9 filed by Digital Impact, Inc. with the Securities and Exchange Commission on April 1, 2005.

Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common
Stock"), of Digital Impact, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights
(the "Rights" and together with the Common Stock, the "Shares").  The principal executive offices of the Company are located at 177
Bovet Road, Suite 220, San Mateo, CA 94402.

Item 2. Identity and Background.

         This Statement is filed jointly by Acxiom Corporation, a Delaware corporation ("Acxiom"), and Adam Merger Corporation, a
Delaware corporation ("Purchaser").  The agreement by and among Acxiom and Purchaser relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

         The address of the principal business and the principal executive offices of each of Acxiom and Purchaser is #1 Information
Way, P. O. Box 8180, Little Rock, AR 72203. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Acxiom and Purchaser is set forth on Schedule I hereto.

         Acxiom integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world.  Purchaser is a wholly-owned subsidiary of Acxiom and was formed for the purpose of making a tender offer for all of the outstanding Shares of the Company.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Acxiom and Purchaser are set forth on Schedule I hereto.

         Neither Acxiom nor Purchaser, nor, to the best of Acxiom's or Purchaser's knowledge, has any of the individuals referred to in Schedule I, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration.

         The Offer is not conditioned upon any financing arrangements. Acxiom and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $143 million plus related transaction fees and expenses.  The Purchaser will acquire all such funds from Acxiom, which currently intends to use cash on hand and borrowings against its committed credit facility for this purpose.  Under the terms of Acxiom's Third Amended and
Restated Credit Facility, dated as of March 24, 2005, JPMorgan Chase Bank, N. A., as agent, and certain other lenders have committed to make revolving loans and to acquire participations in letters of credit and swingline loans in an aggregate amount of
$245,000,000. The commitments under Acxiom's credit facility expire, and all borrowings under such facilities mature, on March 31,
2010.  Loans under the facility bear interest at varying rates depending upon the type of borrowing and are secured by the accounts receivable and certain proceeds thereof of Acxiom and its domestic subsidiaries. Acxiom's credit facility contains customary representations, warranties, affirmative and negative covenants, default and acceleration provisions.  The foregoing description of
Acxiom's credit facility is qualified in its entirety to such agreement, a copy of which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

Item 4. Purpose of Transaction.

         On March 25, 2005, Acxiom, the Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger
Agreement").  The Merger Agreement provides for the commencement of a tender offer by the Purchaser to purchase all Shares of the
Company, at a price of $3.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the
Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits to the Schedule
TO filed by Acxiom with the Securities and Exchange Commission on April 1, 2005 (the "Schedule TO"), and are hereby incorporated herein by reference.

                                                            Page 5 of 9

         The Offer is subject to the conditions, among others, that (a) prior to the expiration of the Offer there have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by Acxiom or Purchaser, represents at least 50.1% of the total number of outstanding Shares on a fully diluted basis ("on a fully diluted basis" means the number of Shares outstanding, together with all Shares which Digital Impact may be required to issue upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, excluding, however, any securities not convertible or exercisable on or prior to August 31, 2005) on the date Shares are accepted for payment (the "Minimum Condition"), and (b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as
amended (the "HSR Act"), and under any other comparable antitrust or trade regulation reasonably deemed applicable to the purchase of Shares pursuant to the Offer or to the Merger having expired or been terminated. The Offer is also subject to certain other terms and conditions.

         The Merger Agreement provides that, promptly upon the purchase of and payment for Shares pursuant to the Offer, Acxiom will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the directors designated by Acxiom pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares so purchased and paid for bears to the total number of
Shares then outstanding. The Company has agreed, upon request of the Purchaser, promptly to increase the size of the Company Board, secure the resignations of such number of directors, or any combination of the foregoing, as is necessary to enable Acxiom designees to be so elected or designated to the Company Board and, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection therewith, to cause Acxiom designees to be so elected; provided, however, that until the
Effective Time there shall be at least two continuing directors on the Company Board who are not affiliated with Acxiom or
Purchaser.

         Consummation of the Merger is conditioned upon, among other things, the approval of the Merger Agreement by the requisite vote of stockholders of the Company, as required by the Delaware General Corporation Law (the "DGCL"). Under the DGCL, the
affirmative vote of at least a majority of the outstanding Shares is the only vote of any class or series of the Company's capital stock that would be necessary to approve and adopt the Merger Agreement at any required meeting of the Company's stockholders.  If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder.

         In connection with the execution of the Merger Agreement, Acxiom and the Purchaser entered into Stockholders' Agreements with each director and executive officer of the Company (each a "Tendering Stockholder"). The Tendering Stockholders own
approximately 13.7% of the Shares (other than Shares subject to repurchase) outstanding (approximately 12.6% on a fully-diluted basis). The Tendering Stockholders also hold options to acquire and restricted stock related to 1,333,227 Shares. Under the terms of the Stockholder Agreements, any Shares acquired by the Tendering Stockholders after the date of the Merger Agreement (including
Shares acquired upon the exercise of stock options) are subject to the provisions of the Stockholder Agreements.

         Each Tendering Stockholder has agreed that, unless their respective Stockholder Agreement is terminated as described below,
(i) the Tendering Stockholder will validly tender or cause to be validly tendered its Shares to Purchaser pursuant to the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer (except that any Shares held in the name of a brokerage firm or similar agent or intermediary will be tendered as soon as reasonably practicable, but in any event not later than five business days prior to the initial scheduled expiration date of the Offer) and (ii) the
Tendering Stockholder will not withdraw or cause to be withdrawn any of the Tendering Stockholder's Shares tendered in the Offer unless the Offer is terminated or has expired without Purchaser purchasing all Shares validly tendered in the Offer.  Each Tendering
Stockholder has also agreed that unless their respective Stockholder Agreement is terminated as described below, they will not: (i)
transfer, assign, sell, gift-over, pledge or otherwise dispose of any or all of their Shares or any right or interest therein; (ii)
enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of their Shares; (iv) deposit any of their Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of their Shares; (v) exercise, or give notice of an intent to exercise, any options unless the Shares underlying such options become subject to their respective
Stockholder Agreement upon such option exercise; or (vi) take any other action, other than in such Tendering Stockholder's capacity as an officer or director of the Company, that would in any way restrict, limit or interfere with the performance of such Tendering
Stockholder's obligations under their respective Stockholder Agreement or the transactions contemplated thereby.  The Stockholder
Agreements terminate upon the earlier to occur of (i) the time of acceptance for purchase of the Shares in the Offer and (ii) the date of termination of the Merger Agreement in accordance with its terms.

                                                          Page 6 of 9

         The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company.  The purpose of the
Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the
Purchaser intends to consummate the Merger as promptly as practicable.

         The Company Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the
Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholders' meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the
Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

         If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Company stockholders' meeting without the affirmative vote of any other stockholder. If the Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the Merger may be consummated without a stockholder meeting and without the approval of the Company's stockholders. The Merger Agreement provides that the Purchaser will be merged into the Company and that the certificate of incorporation and bylaws of the Purchaser will be the certificate of incorporation and bylaws of the Surviving
Corporation following the Merger; provided that the name of the Surviving Corporation will be "Digital Impact, Inc."

         Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any
Shares by the Purchaser pursuant to the Offer, Acxiom currently intends to seek maximum representation on the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least two Continuing Directors on the Company Board until the Effective Time. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the
Merger.

         It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Acxiom currently intends to maintain the Company's headquarters in San Mateo, California, and to retain the Company's existing management. Acxiom will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the
Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Acxiom intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company's potential in conjunction with Acxioms existing business.

         The above is a summary of the material provisions of the Merger Agreement and the Stockholders' Agreements, forms of which is filed as exhibits to the Schedule TO.  The summary is qualified in its entirety by reference to the form of Merger Agreement and
Stockholders' Agreements, which are incorporated by reference herein.

         Except as set forth in this Schedule 13D (including any information incorporated herein by reference) and in connection with the transaction described above, neither Acxiom nor Purchaser has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                             Page 7 of 9

Item 5. Interest in Securities of the Issuer.

         (a)-(b)  For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), Acxiom and Purchaser, by reason of the execution and delivery of the Stockholders' Agreements, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 5,138,461 Shares which are subject to the
Stockholders' Agreements, which represent approximately 13.7% of the Shares.  Except as set forth in this Item 5, none of Purchaser,
Acxiom or, to their knowledge, any person listed in Schedule 1 hereto, owns beneficially any Shares.

         With respect to the voting of the Shares, Acxiom and Purchaser do not have the power to vote or cause the vote of the
Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Acxiom or
Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c)      Except for the execution and delivery of the Stockholders' Agreements and the Merger Agreement, no transactions in the Shares were effected by Purchaser, Acxiom or, to their knowledge, any person listed in Schedule I hereto, during the 60 days prior to the date hereof.

         (d)      Not applicable.

         (e)      Not applicable.

         References to, and descriptions of, the Merger Agreement and the Stockholders' Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the copy of the Merger Agreement and the form of the
Stockholders' Agreements, respectively, copies of which are filed as Exhibits (d)(1) and (d)(2), respectively, to the Schedule TO and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         To the best knowledge of Acxiom and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated April 4, 2005, between Acxiom Corporation and Adam Merger Corporation.

Exhibit 2: Offer to Purchase dated April 1, 2005 by Acxiom and Purchaser (incorporated herein by reference to Schedule TO filed by
           Acxiom and Purchaser with the Securities and Exchange Commission on April 1, 2005).

Exhibit 3: Agreement and Plan of Merger, dated March 25, 2005, among Acxiom, Purchaser and the Company (incorporated herein by reference to Exhibit 10.1 to Acxiom's Current Report on Form 8-K dated March 29, 2005).

Exhibit 4: Form of Stockholder Agreement, dated March 25, 2005, between Acxiom and certain stockholders of the Company (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Acxiom and Purchaser on April 1, 2005).

Exhibit 5: Third Amended and Restated Credit Agreement dated as of March 24, 2005 among Acxiom Corporation, the lenders party thereto and JPMorgan Chase Bank, N. A. (incorporated herein by reference to Exhibit 10.2 to Acxiom's Current Report on
           Form 8-K dated March 29, 2005).

                                                           Page 8 of 9

                                                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2005

                                                              ADAM MERGER CORPORATION

                                                              By:  /s/  Jerry C. Jones
                                                                 ---------------------------------------
                                                              Name:  Jerry C. Jones
                                                                   -------------------------------------
                                                              Title:  Vice President/Assistant Secretary
                                                                    ------------------------------------

                                                              ACXIOM CORPORATION

                                                              By:  /s/  Jerry C. Jones
                                                                 ---------------------------------------
                                                              Name:  Jerry C. Jones
                                                                   -------------------------------------
                                                              Title:  Business Development/Legal Leader
                                                                    ------------------------------------

                                                                                                                         Schedule I

                                                  DIRECTORS AND EXECUTIVE OFFICERS OF
                                                         ACXIOM AND PURCHASER

         1.       Directors and Officers of Acxiom.  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officers of
Acxiom. Unless otherwise indicated, the current business address of each person is #1 Information Way, P.O. Box 8180, Little Rock
Arkansas 72203.  Unless otherwise indicated, each director and officer is a citizen of the United States of America.

Charles D. Morgan - Director & Officer.  Mr. Morgan joined Acxiom as an officer in 1972. He has been Chairman of the Board of
Directors since 1975, and serves as Acxiom's Company Leader. He is also a director and past Chairman of the Board of the Direct
Marketing Association. In addition, he serves as a member and is the past Chairman of the Board of Trustees of Hendrix College. He
was employed by IBM Corporation prior to joining Acxiom. Mr. Morgan holds a mechanical engineering degree from the University of
Arkansas.

Rodger S. Kline - Director & Officer.  Mr. Kline serves as Acxiom's Chief Finance & Administration Leader. He joined Acxiom in 1973 and has served as a director of the Company since 1975. Mr. Kline holds a degree in electrical engineering from the University of
Arkansas at Fayetteville, where he has served since 1990 as Chairman of the College of Engineering Advisory Council. Prior to
joining Acxiom, Mr. Kline spent seven years with IBM Corporation and two years as an officer in the U.S. Army.

James T. Womble - Director & Officer. Mr. Womble joined Acxiom in 1974 and serves as a director of the Company as well as the Global
Development Leader. Previously, Mr. Womble served as one of Acxiom's Client Services Organization Leaders. Prior to joining Acxiom, he was employed by IBM Corporation. He holds a degree in civil engineering from the University of Arkansas.

William T. Dillard II - Director.  Mr. Dillard has served since 1968 as a member of the Dillard's, Inc. Board of Directors and is
Chief Executive Officer of Dillard's, Inc. of Little Rock, Arkansas, a chain of traditional department stores with 333 retail outlets in 29 states. In addition to serving as a director of Dillard's, Inc., Mr. Dillard is also a director of Barnes & Noble,
Inc. and serves on the J.P. Morgan Chase & Co. Texas Regional and National Advisory Boards. He holds a master's degree in business administration from Harvard University and a bachelor's degree in the same field from the University of Arkansas.

Harry C. Gambill - Director. Mr. Gambill is a director and has held the position of Chief Executive Officer/President of Trans Union
LLC, a company engaged in the business of providing consumer credit reporting services, analytic models and real estate settlement services since April 1992. Mr. Gambill joined Trans Union in 1985 as Vice President/General Manager of the Chicago Division. He is
past Chairman of the Consumer Data Industry Association, and former Director of Damian Services Corp., a temporary staffing technology company. He holds degrees in business administration and economics from Arkansas State University and is a member of the
ASU Business School Advisory Board.

Dr. Mary L. Good - Director. Dr. Good is the Dean of the College of Information Science and Systems Engineering at the University of
Arkansas at Little Rock and is the Donaghey University Professor. She is also a managing member for Venture Capital Investors, LLC, and is a board member of BiogenIdec, Inc., IDEXX Laboratories, Inc., Research Solutions, LLC, and Delta Bank and Trust. Previously,
Dr. Good served for four years as the Under Secretary for Technology for the Technology Administration in the Department of Commerce
in President Clinton's administration, while simultaneously chairing the National Science and Technology Council's Committee on
Technological Innovation (NSTC/CTI) and serving on the National Science and Technology Council's Committee on National Security.
From 1988 - 1993, Dr. Good served as the Senior Vice President of technology at Allied Signal, Inc., where she was responsible for technology transfer and commercialization support for new technologies. During the eight years prior to that, she held the positions of President of Allied Signal's Engineered Material Research Center, President of Signal Research Center, Inc., and Director of
Research for UPO, Inc. From 1954 - 1980, Dr. Good was a professor at both the University of New Orleans and at Louisiana State
University, where she achieved LSU's highest professional rank, Boyd Professor. She was appointed to the National Science Board by
President Carter in 1980 and again by President Reagan in 1986. She served as Chairman of that Board until she was appointed in 1991 by President Bush to become a member of the President's Council of Advisors on Science and Technology (PCAST). Dr. Good is an
elected member of the National Academy of Engineering, a past president of the American Chemical Society, and past president and a
Fellow of the American Association for the Advancement of Science. Dr. Good received her B.S. in chemistry from the University of
Central Arkansas and her M.S. and Ph.D. degrees in inorganic chemistry from the University of Arkansas. She has received numerous awards and honorary degrees from many colleges and universities, including most recently the College of William and Mary,
Polytechnic University of New York, Louisiana State University, and Michigan State University.

Dr. Ann Die Hasselmo - Director.  Dr. Hasselmo is Managing Director of Academic Search Consultation Service in Washington, D.C., the
oldest and largest higher education consultation and academic search firm in the United States focused on college and university presidencies. Prior to assuming that position, Dr. Hasselmo was Vice President and Partner in A.T. Kearney, Inc.'s higher education practice. From 1992-2001, she served as President of Hendrix College in Conway, Arkansas. She is a member of the Board of Visitors of Air University of the U. S. Air Force and a former member of the Board of Directors of the National Merit Scholarship
Corporation. She is past Chair of the Board of Directors for Educational and Institutional Insurance Administrators, the National
Association of Independent Colleges and Universities, the National Collegiate Athletic Association (NCAA) Division III Presidents
Council, and the American Council on Education's Council of Fellows. Her memberships have included the American Council on Education
Board, the Arkansas Repertory Theatre Board, and the NCAA Executive Committee. She formerly served as Dean of the H. Sophie Newcomb
Memorial College and Associate Provost at Tulane University. Dr. Hasselmo graduated summa cum laude from Lamar University, earned a master's degree from the University of Houston, and a Ph.D. in counseling psychology from Texas A&M University.

William J. Henderson - Director. Mr. Henderson was the 71st Postmaster General of the United States and the fifth career employee to lead the world's largest postal system. He served in that position from May 1998 until his retirement in May 2001. From 1994 until his appointment as Postmaster General and Chief Executive Officer, Mr. Henderson served as Chief Operating Officer. From 1992-1994, he served as Vice President of employee relations, then became Chief Marketing Officer and Senior Vice President. In addition to his service in Washington, D.C., he has served in postal management positions in Chicago, Greensboro, Memphis and Stockton, among other locations. In 1997, Mr. Henderson received the Postal Service's John Wanamaker Award, and in 1998 he received American University's
Roger W. Jones Award for Executive Leadership. In 1998, Mr. Henderson also received an honorary Mailing Excellence Award from the
National Postal Forum for his work with the nation's professional mailing industry. Mr. Henderson currently serves as a director of
ComScore Networks, the Committee for Economic Development, the Marrow Donor Foundation, and Nature's Best magazine. He is the
Chairman of the Board of GMS Inc., a partner of Signature Systems, and a Fellow with the National Academy of Public Administration.
Mr. Henderson is a graduate of the University of North Carolina at Chapel Hill and served in the U.S. Army.

Thomas F. McLarty, III - Director. Mr. McLarty is Vice Chairman of the Board of Directors of Asbury Automotive Group, Inc., which is one of the largest automotive retailers in the United States. He is also Chairman and CEO of McLarty Companies, Inc. and McLarty
Management Company, Inc. of Little Rock, Arkansas, and President of Kissinger McLarty Associates of Washington D.C. He is a board member of the Americas Society of New York City, the Inter-American Dialogue of Washington, D.C., Ross University, The Center for
the Study of the Presidency, and the M.D. Anderson Cancer Center in Houston. He also serves on the advisory boards of various other entities. In 1983 he became chairman and chief executive officer of Arkla, a Fortune 500 natural gas company. He was appointed by
President George Bush to the National Petroleum Council and the National Council on Environmental Quality, and he was a member of the St. Louis Federal Reserve Board from 1989 through 1992. Beginning in 1992, he served President Clinton in several key positions:
Chief of Staff, Counselor to the President, and Special Envoy for the Americas, with over five years of service in the President's
Cabinet and on the National Economic Council. He holds a degree in business administration from the University of Arkansas.

Stephen M. Patterson - Director. Mr. Patterson is the former President, CEO, and major shareholder of Leisure Arts, a publishing and direct mail company. Leisure Arts was acquired by Time Warner in 1992. Mr. Patterson is currently an investor in Patterson
Enterprises for which he served as President from 1994-2000. He currently is serving as Vice Chairman of the Board of Trustees of
Hendrix College. Mr. Patterson served on the Board of Directors of Worthen Bank and its successor, Bank of AmericaArkansas, for 12 years. Mr. Patterson has a bachelor of arts degree from Hendrix College, an electrical engineering degree from Columbia University, and a master's of business administration degree, also from Columbia University.

David J. Allen - Officer.  Mr. Allen joined Acxiom in 1997 and currently serves the Multi-Industry Client Services Organization
Leader. Previously, he served as group leader in Acxiom's London office. Prior to joining Acxiom, he was employed by IBM and EDS.
Mr. Allen holds a bachelor's degree in biological sciences from the University of East Anglia (UK), where he graduated with honors.
He is a citizen of the UK.

Robert S. Bloom - Officer. Mr. Bloom joined Acxiom in 1992 and currently serves as Company Financial Relations Leader and Treasurer.
Prior to joining Acxiom, he was employed for six years with Wilson Sporting Goods Co. as chief financial officer of its international division. Prior to his employment with Wilson, Mr. Bloom was employed by Arthur Andersen & Co. for nine years, serving most recently as audit manager. Mr. Bloom, a Certified Public Accountant, holds a degree in accounting from the University of
Illinois.

R. Bruce Carroll - Officer. Mr. Carroll joined Acxiom in 2000 and currently serves as Strategic Development Leader. Prior to joining
Acxiom, he was Senior Vice President of R.L. Polk, where he managed Polk's data engineering and market analysis group of companies.
Before its acquisition by Polk in 1996, he was President of Blackburn Marketing Services in Toronto, an information technology conglomerate which included Canadian-based Compusearch and US-based Carfax. Prior to his nine years with Blackburn and Polk, Mr.
Carroll was President/CEO of Claritas Inc. for ten years, based in Washington, D.C., then was Managing Director of Computerized
Marketing Technologies in London. He holds undergraduate and graduate degrees in history and economics at the University of Toronto.

Cindy K. Childers - Officer.  Ms. Childers joined Acxiom in 1985 and currently serves as Company Organizational Development Leader.
In this role, Ms. Childers leads strategic planning and execution in such areas as business culture, organizational effectiveness, associate development, recruiting, human resources and corporate communications. Previously, she served as leader of the Financial
Services business unit and oversaw all of the financial and accounting functions of the Company. Before joining Acxiom, she was a
Certified Public Accountant in audit and tax for KPMG Peat Marwick. Ms. Childers holds a bachelor's degree in business administration from the University of Central Arkansas.

C. Alex Dietz - Officer.  Mr. Dietz joined Acxiom in 1970 and served as a Vice President until 1975. Since that time, Mr. Dietz has served in a variety of senior level management positions with Acxiom and currently serves as the Company's Products and
Infrastructure Technology Organization Leader. Mr. Dietz holds a degree in electrical engineering from Tulane University.

Scott D. Hambuchen - Officer.  Mr. Hambuchen joined Acxiom in 1992 as a software engineer and developed some of Acxiom's first
Windows-based GUI software applications. He currently serves as the Universal Services & Support Organization Leader. Previously,
Mr. Hambuchen was the Industry Solutions Group Leader for Acxiom's Multi- Industry Client Services Organization. He also led operations in the United Kingdom, France and Spain. Mr. Hambuchen holds a degree in industrial engineering from the University of
Arkansas.

L. Lee Hodges - Officer.  Mr. Hodges joined Acxiom in 1998 and currently serves as Chief Operations Leader for the Company.
Previously, Mr. Hodges was the Outsourcing and IT Services Leader. Prior to joining Acxiom, he was employed for six years with
Tascor, the outsourcing subsidiary of Norrell Corporation, most recently serving as a Senior Vice President. Prior to that time, Mr.
Hodges served in a number of engineering, sales, marketing and executive positions with IBM for 24 years. Mr. Hodges holds a bachelor's degree in industrial engineering from Pennsylvania State University.

Richard K. Howe - Officer.  Mr. Howe joined Acxiom in 2004 as its Marketing Organization Leader. Prior to joining Acxiom, he was employed by Fair Isaac & Company as a Business Unit Vice President managing all of Fair Isaac's Global Marketing Solutions. From
1999 - 2001, Mr. Howe was the CEO and Chairman of the Board of ieWild Inc., a technology company with software solutions at leading financial institutions, which was acquired by HNC Software, Inc. in 2001. From 1990 - 1999 Mr. Howe held positions in product marketing, project management, sales management, software development and construction engineering. Mr. Howe holds a bachelor's degree in structural engineering from Concordia University, Canada, and a master's degree in engineering from McGill University,
Canada.

Catherine L. Hughes - Officer.  Ms. Hughes joined Acxiom in 1988 as General Counsel and Corporate Secretary, and currently serves as
Corporate Governance Officer and Secretary. Prior to joining Acxiom, Ms. Hughes was employed as a corporate securities attorney with the Rose Law Firm in Little Rock, Arkansas. Previously she served as a Senior Law Clerk with the Federal District Court of the
Eastern District of Arkansas, and as an Assistant Attorney General for the State of Arkansas. Ms. Hughes received her juris doctorate degree from the University of Arkansas at Little Rock School of Law, and a B.A. degree in political science and philosophy from the University of Arkansas at Little Rock.

Jerry C. Jones - Officer. Mr. Jones joined Acxiom in 1999 and currently serves as Business Development/Legal Leader for the Company.
Prior to joining Acxiom, he was employed for 19 years as an attorney with the Rose Law Firm in Little Rock, Arkansas, representing a broad range of business interests. He is a member of the Board of Directors of Entrust, Inc. and the Arkansas Virtual Academy. Mr.
Jones holds a degree in public administration and a law degree from the University of Arkansas.

Michael J. Lloyd - Officer.  Mr. Lloyd joined Acxiom in 1989 and currently serves as Delivery Management Organization Leader. He is also responsible for Acxiom's Program Management Office and Opportunity Engagement Process. Mr. Lloyd has held a variety of leadership positions within Acxiom, most recently serving as Client Services Group Leader focused on client management for several large financial services accounts. He holds a BBA in finance from the University of Central Arkansas.

Holly K. Marr - Officer. Ms. Marr joined Acxiom in 1986 and currently serves as Associate Community Organization Leader. Previously,
she served in a number of leadership roles in organizational development, operational effectiveness and client relationship management. Her industry experience includes the insurance, investment/brokerage, automotive, telecommunications and financial services industries. She holds a bachelor's degree from Hendrix College in Conway, Arkansas.

Jefferson D. Stalnaker - Officer.  Mr. Stalnaker currently serves as the Client Services Organization Leader for Financial Services.
He joined Acxiom in 1995 and during his tenure has served in a number of roles in the financial organization. He most recently served as Company Financial Operations Leader. Prior to that, Mr. Stalnaker previously served for four years as the financial leader of Acxiom's largest operating organization while also serving in a business development role for several key clients. Prior to joining Acxiom, he was employed by the Arkansas Public Service Commission as a senior financial analyst. Prior to that, Mr.
Stalnaker worked for several years as a regional public accounting firm located in Little Rock, Arkansas. He holds a degree in business administration with a major in accounting from the University of Central Arkansas.

Thomas B. Walker - Officer.  Mr. Walker joined Acxiom in 1990 and currently serves as Outsourcing / IT Services Organization Leader.
Prior to joining Acxiom, Mr. Walker had eighteen years experience with IBM Corporation and served as a Systems Engineer for seven years, on the Regional Support Staff and as an S.E. Manager while in St. Louis, on the Headquarters Staff Support in Dallas for
three years, and as a Branch Marketing Support Manager in Washington, D.C. for four years. He holds a degree in Industrial
Engineering from the University of Arkansas.

Timothy Watts - Officer.  Mr. Watts joined Acxiom in 1987 and currently serves as an Account Executive for the CitiGroup relationship. In previous leadership roles at Acxiom, Mr. Watts was responsible for Acxiom's relationships with clients in the financial, hightech, insurance, investment/brokerage, media and telecommunications industries. Prior to joining Acxiom, Mr. Watts was employed for five years with United Parcel Service in Dayton, Ohio. He attended the University of Cincinnati and Wright State
University in Dayton, Ohio.

Kevin R. Zaffaroni - Officer. Mr. Zaffaroni joined Acxiom in 1997. He is currently Acxiom's International Organization Leader. Prior to moving to London in his current capacity, Mr. Zaffaroni was a Group Leader responsible for clients in a number of areas, including finance, health care and government. Before joining Acxiom, he was employed for 22 years with IBM Corporation where he held several management positions. He also served as Director of Systems Integration and Outsourcing Services for ISSC, the
predecessor to IBM

         2.       Directors and Officers of the Purchaser. The following table sets forth the name, present principal occupation of employment and material occupations, positions, offices or employments for the past five years of each director and officer of the
Purchaser. Unless otherwise indicated, the current business address of each person is #1 Information Way, P.O. Box 8180, Little Rock
Arkansas 72203. Each director and officer is a citizen of the United States of America.

Rodger S. Kline - Director & Officer.  Mr. Kline is a director, President and CFO of the Purchaser. He serves as Acxiom's Chief
Finance & Administration Leader. He joined Acxiom in 1973 and has served as a director of the Company since 1975. Mr. Kline holds a degree in electrical engineering from the University of Arkansas at Fayetteville, where he has served since 1990 as Chairman of the
College of Engineering Advisory Council. Prior to joining Acxiom, Mr. Kline spent seven years with IBM Corporation and two years as an officer in the U.S. Army.

Jerry C. Jones - Director & Officer.  Mr. Jones is a director, Vice President and Assistant Secretary of the Purchaser. He joined
Acxiom in 1999 and currently serves as Business Development/Legal Leader for the Company. Prior to joining Acxiom, he was employed for 19 years as an attorney with the Rose Law Firm in Little Rock, Arkansas, representing a broad range of business interests. He is a member of the Board of Directors of Entrust, Inc. and the Arkansas Virtual Academy. Mr. Jones holds a degree in public administration and a law degree from the University of Arkansas.

Robert S. Bloom - Officer.  Mr. Bloom is the Treasurer of the Purchaser. Mr. Bloom joined Acxiom in 1992. He currently serves as
Company Financial Relations Leader and Treasurer.  Prior to joining Acxiom, he was employed for six years with Wilson Sporting Goods
Co. as chief financial officer of its international division. Prior to his employment with Wilson, Mr. Bloom was employed by Arthur
Andersen & Co. for nine years, serving most recently as audit manager. Mr. Bloom, a Certified Public Accountant, holds a degree in accounting from the University of Illinois.

Dathan A. Gaskill - Officer.  Mr. Gaskill is a Vice President and Assistant Treasurer of the Purchaser. He joined Acxiom in 1999 and currently serves as Acxiom's Corporate Finance Leader. Previously, Mr. Gaskill spent 13 years in the securities industry as a senior analyst and director of research, specifically focused in the information technology and telecommunications industries. Mr. Gaskill holds a degree in computer science and an MBA from the University of Arkansas at Little Rock.

Wayne C. Gregory - Officer. Mr. Gregory is an Assistant Secretary/Treasurer of the Purchaser. He joined Acxiom in 1988 and currently serves as its leader of external reporting.  Previously, Mr. Gregory was employed for five years by KPMG LLP, most recently holding the position of senior accountant. He is a Certified Public Accountant and holds a bachelor of science/ business administration degree from the University of Arkansas.

Catherine L. Hughes - Officer.  Ms. Hughes is the Secretary of the Purchaser. She joined Acxiom in 1988 as General Counsel and
Corporate Secretary, and currently serves as Corporate Governance Officer and Secretary. Prior to joining Acxiom, Ms. Hughes was employed as a corporate securities attorney with the Rose Law Firm in Little Rock, Arkansas. Previously she served as a Senior Law
Clerk with the Federal District Court of the Eastern District of Arkansas, and as an Assistant Attorney General for the State of
Arkansas. Ms. Hughes received her juris doctorate degree from the University of Arkansas at Little Rock School of Law, and a B.A.
degree in political science and philosophy from the University of Arkansas at Little Rock.